UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                         HEALTHPLAN SERVICES CORPORATION
                         -------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $.01 per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                   421959 10 7
                                 --------------
                                 (CUSIP Number)


                            Richard S. Borisoff, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 7, 1997
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].




                          Exhibit Index is at Page 9







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CUSIP NO. 421959 10 7


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      AUTOMATIC DATA PROCESSING, INC.
      (22-1467904)


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d)                                                  [ ]



6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

                            7     SOLE VOTING POWER

                                      1,320,000
         NUMBER OF
          SHARES
    BENEFICIALLY OWNED
     BY EACH REPORTING
          PERSON
           WITH

      8                     SHARED VOTING POWER

                                   -0-

      9                     SOLE DISPOSITIVE POWER

                                 1,320,000

      10                    SHARED DISPOSITIVE POWER

                                   -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,320,000

12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.8%

14    TYPE OF REPORTING PERSON

      CO


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ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Shares"), of HealthPlan Services Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3501 Frontage Road, Tampa, Florida 33607.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a)-(c), (f). This Statement is filed by Automatic Data Processing, Inc., a Delaware corporation ("ADP"). The principal business of ADP is computing services. The address of the principal business and principal office of ADP is One ADP Boulevard, Roseland, New Jersey 07068.

            The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each executive officer and director of ADP are set forth in
Exhibit 1 hereto, which is incorporated herein by reference.

            (d) During the last five years, neither ADP nor, to the best of its knowledge, any of the persons listed on Exhibit 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither ADP nor, to the best of its knowledge, any of the persons listed on Exhibit 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On February 7, 1997, pursuant to a Stock Purchase Agreement (a copy of which is attached hereto as Exhibit 2), dated as of December 18, 1996 (the "Stock Purchase Agreement") by and among ADP, Noel Group, Inc. ("Seller") and the Issuer, ADP acquired from the Seller, 1,320,000 Shares for an aggregate purchase price (the "Purchase Price") of $26,400,000 upon the terms and subject to the conditions set forth in the Stock Purchase Agreement which is further described in Item 6 below.

            The funds used by ADP to pay the Purchase Price were obtained from ADP's working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Shares which are the subject of this Statement were acquired by ADP for investment purposes. In connection with the development by ADP of a potential business

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relationship with the Issuer, ADP became interested in making an equity investment in the Issuer and purchased the Shares when ADP learned that Seller was interested in selling. Prior to such purchase, ADP (through a wholly-owned subsidiary) commenced a pilot project with the Issuer to test market a program to endorse the Issuer's health insurance distribution services through ADP's marketing organization. The program is in its early stages. Following ADP's analysis of the results of the test marketing program and of other potential synergies between ADP and the Issuer, ADP may in the future consider increasing or decreasing its equity investment in the Issuer. In this connection, ADP may, at any time, and reserves the right to, acquire additional securities of the Issuer in the open market or in privately negotiated transactions, dispose of any such securities or formulate other plans or proposals regarding the Issuer or its securities. ADP has not made any determination at this time with respect thereto. Except as set forth above, ADP has no plans or proposals that relate to or would result in:

            (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, except that, as described in Item 6, Arthur F. Weinbach, Chief Executive Officer of the Company, is expected to become a director of the Issuer;

            (e) any material change in the present capitalization or dividend policy of the Issuer;

            (f) any other material change in the Issuer's business or corporate structure;

            (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or, except for matters set forth in the contract described in Item 6, any other actions which may impede the acquisition of control of the Issuer by any person;

            (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

            (j)   any action similar to those enumerated above.



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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the close of business on February 13, 1997, ADP owned directly 1,320,000 Shares representing 8.8% of the outstanding Shares based on 14,974,126 Shares outstanding on December 31, 1996, as represented by the Issuer. In addition, Joseph A. Califano, Jr., who is a director of ADP and of the Issuer, beneficially owns 16,050 Shares, including currently exercisable options to purchase 4,800 Shares. To the best knowledge and belief of ADP and except as set forth herein, none of the persons listed in Exhibit 1 hereto beneficially owns any Shares.

            (b) The responses to Items 7-10 of page 2 of this Statement are incorporated herein by reference.

            (c) On February 7, 1996, ADP purchased 1,320,000 Shares of Issuer from Seller in a privately negotiated transaction at a price per Share of $20. Except as set forth above, neither ADP nor, to the best knowledge of ADP, any person identified in Exhibit 1, has effected any transaction in Shares during the preceding sixty days.

            (d) To the best knowledge of ADP, no person other than ADP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by ADP.

            (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Stock Purchase Agreement provides that during the Standstill Period (as defined below) ADP will not, among other matters, directly or indirectly, unless invited to do so by the Issuer's Board (i) directly or indirectly, acquire any voting securities of the Issuer or securities convertible into such securities (collectively, "Restricted Securities"), if such acquisition would result in ADP owning voting securities having 10% or more of the voting power of the Issuer's capital stock; (ii) participate in or encourage the formation of any entity owning or seeking to acquire beneficial ownership or otherwise acting in respect of Restricted Securities; (iii) participate in any solicitation of proxies or become a participant in any election contest with respect the Issuer; (iv) initiate, propose or otherwise solicit any stockholders of the Issuer for the approval of stockholder proposals with respect to the Issuer; (v) seek election to, or seek to place a representative on, the Board of the Issuer, other than pursuant to the terms of the Stock Purchase Agreement, or seek the removal of any member of the Board of the Issuer, other than any such action by Arthur F. Weinbach acting in his capacity as a member of the Board of the Issuer; (vi) call or seek to have called any meeting of the stockholders of the Issuer, other than any such action by Arthur F. Weinbach acting in his capacity as a member of the Board of the Issuer; (vii) deposit any Restricted Securities in a voting trust or subject them to a voting agreement or other agreement or arrangement with respect to such securities; (viii) otherwise act, directly or indirectly, alone or in concert with others, to seek to control the

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management, Board of Directors, policies or affairs of the Issuer, or solicit, propose, seek to effect or negotiate with any other person with respect to any business combination transaction with the Issuer or any restructuring, recapitalization or similar transaction with respect to the Issuer or any affiliate thereof, or solicit, make or propose to encourage or negotiate with any other person with respect to, or announce an intent to make, any tender offer or exchange offer for any Restricted Securities.

            The term "Standstill Period" is defined in the Stock Purchase Agreement as the period commencing on the date thereof and ending on the earliest to occur of (i) December 31, 1997; (ii) a breach by the Issuer of any of its material obligations under the Stock Purchase Agreement; (iii) the commencement by the Issuer of negotiations with a third party regarding a merger with, sale of all or substantially all of the Issuer's assets to, or other combination with, such third party or the Issuer having entered into an agreement in principle to effect any such transaction; (iv) the announcement by the Board of the Issuer that the Issuer is exploring alternatives to maximize shareholder value; or (v) a bona fide third party purchaser shall have commenced, or announced his intention to commence a tender or exchange offer for the outstanding voting securities of the Issuer which, if successful, would result in such third party owning 50% or more of such securities.

            The Stock Purchase Agreement further provides that (i) during the Standstill Period, ADP will not dispose of any of its Shares other than through a National Securities Exchange or a similar public sale, unless ADP shall have first offered such Shares to the Issuer for cash; (ii) the Issuer will not take any action that could interfere with "pooling-of-interest" accounting between December 18, 1996 and December 31, 1997; (iii) during the period between August 18, 1996 and May 31, 1999 the Issuer will not sell or otherwise dispose of the Unemployment Compensation and Workers' Compensation Business of its subsidiary, Harrington Service Corp. or any material part thereof, unless (a) such disposition is for cash to a bona fide third party purchaser and (b) the Issuer shall have first given ADP a right of first refusal to acquire such businesses;
(iv) if the Issuer intends to sell or issue Shares on or before December 31, 1997, it shall notify ADP and shall offer ADP the right to purchase additional Shares, concurrently with such sale or issuance, in order to permit ADP to maintain its percentage equity ownership in the Issuer; (v) Seller agrees not to transfer any of its remaining Shares prior to September 30, 1997 except through a distribution to Seller's stockholders; and (vi) the Issuer shall use its best efforts to cause Arthur F. Weinbach, the President and Chief Executive Officer of ADP, to be elected as a director of the Issuer.

            The Stock Purchase Agreement contains certain registration rights provisions whereby the Issuer has agreed to cause to be filed a shelf registration statement providing for the sale by ADP of all of its Shares, and to use it best efforts to have such shelf registration declared effective by the Securities and Exchange Commission as soon as practicable. The Issuer also agreed to use its reasonable best efforts to keep such shelf registration continuously effective until February 7, 2000.


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






            The above description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text thereof. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference

            Other than as set forth above and in Items 3 and 4 of this Statement (which are incorporated herein by reference), there are no contracts, arrangements, understandings, relationships (legal or otherwise) among the persons named in Item 2 of this Statement, or between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Information with respect to executive officers and directors of ADP.

            2. Stock Purchase Agreement, dated as of December 18, 1996, by and among ADP, Seller and the Issuer.





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                                    SIGNATURE

            After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  13, 1997


                              AUTOMATIC DATA PROCESSING, INC.


                              By:   /s/ James B. Benson
                                    ----------------------------
                                    James B. Benson
                                    Corporate Vice President




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                              EXHIBIT INDEX


    Exhibit
      No.                 Description
      ---                 -----------
       1         Information with respect to executive
                 officers and directors of ADP

       2         Stock Purchase Agreement, dated as of
                 December 18, 1996, by and among ADP,
                 Seller and the Issuer





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